

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2022

Shou Donghua
Chief Financial Officer
China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
The People's Republic of China

> **Re: China Petroleum & Chemical Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2020**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Response dated July 28, 2022**

Dear Shou Donghua:

We have reviewed your July 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2022 letter.

Form 20-F For Fiscal Year Ended December 31, 2021

Risk Factors
Risks Relating to the PRC, page 3

1. We note your response to prior comment 3 and your revised disclosure that i) you have obtained all approvals and permits required for your business operations under the PRC laws and regulations and ii) you believe your current business operation does not violate regulations or policies that have been issued by the CAC to date.

    If you relied on the advice of counsel in making these determinations, please revise to identify counsel. If you did not consult counsel in making these determinations, please revise to provide your basis for your conclusions.

      You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation